Exhibit 99.5

CERTIFICATION PURSUANT TO RULE 13a-14 OR 15d-14 OF
THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT
TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Pat Obara, certify that:

1.	I have reviewed this annual report on Form 40-F/A of GoldMining Inc. and

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date:	March 1, 2022

/s/ Pat Obara
Pat Obara
Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)